June 18, 2009

Management of SoTech, Inc.

Dear Sir or Madam:

This letter is to notify you of my resignation as an officer and director of SoTech, Inc. (the “Company”).  I hereby resign from my position as an officer and director as well as all committees and other positions with the Company.  My resignation is effective immediately.  My resignation is for personal reasons and is not based on any disagreement with the Company whatsoever, including any disagreement related to the Company’s operations, policies or practices.

Sincerely,

/s/ Mary Fortino

Mary Fortino

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